Exhibit 99.1

Zenix Consummates the Going Private Transaction

BEIJING, January 27, 2022 /PRNewswire/ — China Zenix Auto International Limited (OTC: ZXAIY) (the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced the completion of its merger (the “Merger”) with Newrace Mergersub Limited (“Merger Sub”), a wholly-owned subsidiary of Newrace Limited (“Parent”), pursuant to the previously announced agreement and plan of merger (the “Merger Agreement”) dated as of October 19, 2021 by and between the Company and Parent, which was joined by Merger Sub on October 20, 2021. Parent is a company incorporated in the British Virgin Islands and controlled by Mr. Jianhui Lai, Chairman and Chief Executive Officer of the Company (the “Chairman”). As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at a general meeting held on January 21, 2022, each of the Company’s ordinary shares (each a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger, has been cancelled in exchange for the right to receive $0.27 in cash per Share without interest, and each of the Company’s American depositary shares, each representing four Shares (each an “ADS” and collectively, the “ADSs”) issued and outstanding immediately prior to the effective time of the Merger, has been cancelled and ceased to exist in exchange for the right to receive US$1.08 in cash per ADS without interest, other than:

(a)    (i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (ii) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iii) Shares (including Shares represented by ADSs) held by The Bank of New York Mellon (“BNYM”) and reserved for issuance, settlement and allocation pursuant to any incentive plan, in each case, immediately prior to the effective time of the Merger (“Effective Time”), all of which are canceled and cease to exist without payment of any consideration or distribution therefor (collectively, the “Excluded Shares”); and

(b)    Shares owned by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”, the corresponding shareholders, “Dissenting Shareholders”) in accordance with Section 179 of the BVI Business Companies Act, as amended (the “BVI Companies Act”), which are canceled and cease to exist in exchange for the right to receive the payment of the fair value of their Dissenting Shares as determined in accordance with Section 179 of the BVI Companies Act.

Each registered shareholder as of the Effective Time who is entitled to the merger consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender their share certificates (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated shares represented by book entry in exchange for the merger consideration. Registered shareholders should wait to receive the letters of transmittal before surrendering their share certificates. Each Dissenting Shareholder as of the Effective Time will receive a letter of transmittal and instruction at relevant time promptly after such shareholder has effectively withdrawn or lost his, her, or its appraisal rights under the BVI Companies Act. Each registered shareholder will receive in exchange of the shares surrendered a check in an amount equal to the merger consideration to which such holder is entitled. Merger consideration is not payable to untraceable shareholders unless such shareholders properly notify the paying agent or the depositary of their current contact details prior to the Effective Time. As to ADS holders entitled to the merger consideration, payment of the merger consideration will be made to ADS holders as soon as practicable after BNYM, the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that BNYM, on behalf of the Company, will request the Financial Industry Regulatory Authority (“FINRA”) that listing for quotation of its ADSs on OTC Pink tier of the OTC Markets be suspended as of January 28, 2022 (New York time). The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the Securities and Exchange Commission (the “SEC”). The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the Merger, Duff & Phelps, A Kroll Business operating as Kroll, LLC is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Gibson, Dunn & Crutcher LLP is serving as the U.S. legal counsel to the Special Committee.

Zhong Lun Law Firm is serving as legal counsel to the buyer group. Campbells LLP is serving as British Virgin Islands legal counsel to the buyer group.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor Statement

The Company may make written or oral forward-looking statements in periodic reports filed with the SEC, annual reports to shareholders, press releases such as this announcement, other written materials furnished to investors, and oral statements made by its officers, directors or employees. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. They can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in the Company’s annual Form 20-F filings with the SEC. The coronavirus outbreak, together with a deterioration of the general economic conditions and the automobile industry triggered by the outbreak in part, has adversely affected the financial position and operating results of the Company. The outbreak’s impact on our supplier and customers, including disruptions and inefficiencies in the supply chain, could be unpredictable.

For further information, please contact:

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com